Exhibit 99.1

NEWS RELEASE

Toronto, May 6, 2025

Triple Flag Declares Q2 2025 Dividend

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX:TFPM, NYSE:TFPM) is pleased to announce that its Board of Directors has approved the declaration of a cash dividend of US$0.055 per common share to be paid on June 16, 2025, to the shareholders of record at the close of business on May 30, 2025.

About Triple Flag Precious Metals

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure to gold and silver from a total of 236 assets, consisting of 17 streams and 219 royalties, primarily from the Americas and Australia. These streams and royalties are tied to mining assets at various stages of the mine life cycle, including 30 producing mines and 206 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

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